UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES ACT OF 1934

Therapeutic Solutions International, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

883378101

(CUSIP Number)

P.O. Box 2145, Rancho Santa Fe, California 92067, Telephone: 858-342-9802,  Attn: James Boyd

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 24, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.      .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.  883378101

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only). James P. Boyd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) . (b) X .

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) .

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER 9,355,000

8	SHARED VOTING POWER 223,991,933

9	SOLE DISPOSITIVE POWER 9,355,000

10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 233,346,933

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) .

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 76.4

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

ITEM 1. SECURITY AND ISSUER

This statement on Schedule 13D (“Statement”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of Therapeutic Solutions International, Inc., a Nevada corporation (the “Issuer”).  The address of the principal executive office of the Issuer is 4093 Oceanside Boulevard, Suite B, Oceanside, California 92056.

ITEM 2. IDENTITY AND BACKGROUND

(a) This Statement is filed on behalf of James P. Boyd, a natural person (the “Reporting Person”).

(b) The Reporting Person’s business address is 7060 Via del Charro, Rancho Santa Fe, California 92067.

(c) The Reporting Person is an employee of the Issuer.  However the Reporting Person’s principal occupation is as an officer and director of Boyd Research, Inc. (“Boyd Research”), a company in the business of developing therapeutic devices for the treatment and prevention of certain physical disorders, with its principal business address at 7060 Via del Charro, Rancho Santa Fe, California 92067-2145.

(d) During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

(f) The Reporting Person is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Prior to the time any Issuer securities were first registered under the Securities Exchange Act, the Reporting Person acquired beneficial ownership of the shares of Common Stock disclosed in this Statement as follows: (i) 235,491,933 shares of Common Stock were acquired in exchange for shares of Splint Decisions, Inc. in a share exchange transaction as disclosed by the Issuer in its Current Report on Form 8-K filed with the SEC on April 6, 2011, (ii) options to purchase 1,800,000 shares of Common Stock were granted by the Issuer to the Reporting Person in connection with his service as an employee and a director, and (iii) 2,000,000 shares of Common Stock were acquired with the Reporting Person’s funds by purchases in the open market.

The transaction reported in this Statement is the disposal of 5,000,000 shares of Common Stock of the Issuer to Timothy G. Dixon on August 24, 2012, as consideration for settlement of a lawsuit brought by Mr. Dixon against the Reporting Person regarding a privately-held corporation, TMD Courses, Inc., a California corporation (“TMD”), and for surrender to the Reporting Person of Mr. Dixon’s outstanding minority interest in TMD.  The Reporting Person has not purchased or acquired beneficial ownership of any Issuer securities since before the time any Issuer securities were first registered under the Securities Exchange Act.

ITEM 4. PURPOSE OF TRANSACTION

On August 24, 2012, the Reporting Person entered into a Master Dispute Resolution Agreement (the “MDRA”) with the Issuer, Boyd Research, TMD, Mr. Dixon and Gerry B. Berg, an individual, to settle and release certain claims amongst the parties thereto.  Pursuant to the MDRA and in exchange for the covenants and releases therein, the Reporting Person transferred 5,000,000 shares of Common Stock to Mr. Dixon and agreed to surrender 223,991,933 shares of Common Stock to the Issuer upon the Issuer’s timely payment of estimated minimum royalties and other payments, all totaling $351,000. Pursuant to the MDRA the Reporting Person placed the 223,991,933 shares of Common Stock into escrow pursuant to the terms of an Escrow Agreement, dated August 24, 2012, between the Reporting Person, the Issuer and Chicago Title Company, as escrow agent (the “Escrow Agreement”).  Pursuant the Escrow Agreement, the 223,991,933 shares of Common Stock shall be released to the Issuer for cancellation upon the Issuer’s timely payment into escrow of the foregoing amounts for the benefit of the Reporting Person. The payments are to be made monthly through January, 2013. Should the Issuer fail to timely make any of the payments due under the Escrow Agreement, the 223,991,933 shares of Common Stock shall be returned to the Reporting Person.

Pursuant to the MDRA, the Reporting Person, Boyd Research and TMD have agreed (i) to a 10-year standstill prohibiting them from further acquisitions of the Issuer’s stock and from taking certain actions to acquire the Issuer or seek to control or influence the Issuer, and (ii) not to, except in conjunction with other unaffiliated stockholders holding at least 1,000,000 shares of Common Stock, exercise any stockholder rights other than the right to vote and sell their shares of Common Stock.

The foregoing descriptions of the MDRA and the Escrow Agreement are qualified in their entirety by reference to the full text of such agreements, copies of which are filed as Exhibits 1 and 2 hereto and are incorporated herein by reference.

The shares of Common Stock held by the Reporting Person are held for investment. Except to the extent the foregoing may be deemed a plan or proposal, the Reporting Person has no present plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.  The Reporting Person may, at any time and from time to time, review or reconsider his position and/or change his purpose.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)  As of the date of this Statement, the Reporting Person may be deemed to beneficially own an aggregate of 233,346,933 shares of Common Stock, which constitutes 76.4% of the shares of Common Stock outstanding.  These figures include the right to acquire (within the next 60 days) 855,000 shares of Common Stock which underlie an employee stock option granted by the Issuer to the Reporting Person.   These figures also include the 223,991,933 shares of Common Stock of the Issuer placed into escrow pursuant to the Escrow Agreement.  The only contingency for release of such shares to the Issuer for cancellation is the Issuer’s timely payment of estimated minimum royalties and other payments, all totaling $351,000.  Should the Issuer fail to timely make any such payments under the Escrow Agreement, the 223,991,933 shares of Common Stock shall be returned to the Reporting Person and shall cease to be subject to the Voting Agreement effective February 1, 2013, subject to certain extensions.  The 223,991,933 escrowed shares are also subject to a Voting Agreement, dated as of August 24, 2012, by and between the Issuer and the Reporting Person (the “Voting Agreement”), and a related irrevocable proxy, which provide that the Reporting Person will vote the 223,991,933 escrowed shares in favor of any Issuer-proposed increase of the Issuer’s authorized shares and abstain on all other stockholder-vote matters for the duration of the escrow.  As a result of the events described above, and pursuant to the terms of the Escrow Agreement and the Voting Agreement, the Issuer currently has the power to direct the vote of, and the sole power to direct the disposition of, the 223,991,933 shares of Common Stock of the Issuer placed into escrow, which constitutes 73.3% of the shares of Common Stock outstanding.  The percentage set forth in Row 13 of the cover page and this Item 5(a) assumes that 305,458,333 shares of Common Stock were outstanding as of the date of this Statement, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed on November 14, 2011.  The foregoing description of the Voting Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as Exhibit 3 hereto and is incorporated herein by reference.

(b)  See Item 5(a) of this Statement, which is hereby incorporated by reference in this Item 5(b). The Reporting Person has sole voting power and sole dispositive power with respect to 9,355,000 shares of Common Stock.  Pursuant to the Escrow Agreement and the Voting Agreement, the Issuer currently has the power to direct the vote of, and the sole power to direct the disposition of, the 223,991,933 shares of Common Stock of the Issuer placed into escrow.  Pursuant to the Voting Agreement, the Reporting Person must vote the 223,991,933 escrowed shares in favor of any Issuer-proposed increase of the Issuer’s authorized shares and abstain on all other stockholder-vote matters for the duration of the escrow.  The Reporting Person may be deemed to have shared voting power of the 223,991,933 shares of Common Stock of the Issuer placed into escrow.  The Reporting Person disclaims the existence of any “group” with the Issuer. See Item 1 of this Statement, which is hereby incorporated by reference in this Item 5(b).  The principal business of the Issuer is producing and selling therapeutic devices for the treatment and prevention of certain neurologic, sleep, and temporomandibular disorders.  To the Reporting Person’s knowledge, during the past five years the Issuer has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

(c)  Other than as set forth in Items 3 and 4 of this Statement, which are hereby incorporated by reference in this Item 5(c), the Reporting Person has not effected any transaction relating to the Issuer’s Common Stock during the past 60 days.

(d) Other than as set forth in Items 4 and 5(a) of this Statement, which are hereby incorporated by reference in this Item 5(d), to the Reporting Person’s knowledge, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, his Common Stock of the Company.

(e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

See Items 4 and 5 of this Statement, which is hereby incorporated by reference in this Item 6.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1

Master Dispute Resolution Agreement by and among the Issuer, the Reporting Person, Boyd Research, Inc., TMD Courses, Inc., Timothy G. Dixon and Gerry B. Berg, dated August 24, 2012 (incorporated by reference from Exhibit 10.1 to the Current Report on Form 8-K filed by Therapeutic Solutions International, Inc. with the SEC on  August 30, 2012).

Exhibit 2

Escrow Agreement, by and among the Issuer, the Reporting Person and Chicago Title Company, as escrow agent, dated August 24, 2012 (incorporated by reference from to Exhibit 10.3 to the Current Report on Form 8-K filed by Therapeutic Solutions International, Inc. with the SEC on August 30, 2012).

Exhibit 3

Voting Agreement, by and between the Issuer and the Reporting Person, dated August 24, 2012 (incorporated by reference from Exhibit 10.4 to the Current Report on Form 8-K filed by Therapeutic Solutions International, Inc. with the SEC on August 30, 2012).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

9/4/2012

Date

/s/ James P. Boyd

James P. Boyd